UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Quhuo Limited

(Name of Issuer)

Class A Ordinary Shares, par value of $0.0001 per share

Class B Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

74841Q 100**

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 74841Q 100 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Global Market under the symbol “QH.” Each ADS represents one Class A ordinary share of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 74841Q 100

1.	Names of Reporting Persons. Leslie Yu
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,296,630 Class B ordinary shares and 1,458,192 Class A ordinary shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,296,630 Class B ordinary shares and 1,458,192 Class A ordinary shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,296,630 Class B ordinary shares and 1,458,192 Class A ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.8% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 74841Q 100

1.	Names of Reporting Persons. LESYU Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,296,630 Class B ordinary shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,296,630 Class B ordinary shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,296,630 Class B ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.0% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

Quhuo Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3rd Floor, Block D, Tonghui Building, No. 1132 Huihe South Street

Chaoyang District, Beijing 100124

People’s Republic of China

Item 2(a).	Name of Person Filing:

Leslie Yu

LESYU Investments Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Leslie Yu

c/o Quhuo Limited

3rd Floor, Block D, Tonghui Building, No. 1132 Huihe South Street

Chaoyang District, Beijing 100124

People’s Republic of China

LESYU Investments Limited

Craigmuir Chambers, Road Town

Tortola, VG 1110

British Virgin Islands

Item 2(c).	Citizenship:

Leslie Yu - New Zealand

LESYU Investments Limited - British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”) and Class B ordinary shares, par value US$0.0001 per share (the “Class B Ordinary Shares”)

Item 2(e).	CUSIP No.:

74841Q 100

CUSIP number 74841Q 100 has been assigned to the ADSs of the issuer, which are quoted on the Nasdaq Global Market under the symbol “QH.” Each ADS represents one Class A ordinary share of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2020:

Reporting person	Amount beneficially owned:	Percent of class(1)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Leslie Yu	1,458,192(2)	3.2%(3)	1,458,192(2)	0	1,458,192 (2)	0

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 46,097,880 Class A Ordinary Shares issued as of December 31, 2020.
(2)

1,458,192 Class A ordinary shares issuable to Mr. Leslie Yu upon exercise of the share options granted under our 2019 Plan that have vested or are expected to vest within 60 days after December 31, 2020, which are held by The Core Trust Company Limited, as the trustee of share awards.

(3)

The 1,458,192 Class A Ordinary Shares held by the reporting person represent 2.8% of the Issuer’s outstanding ordinary shares as a single class, being the sum of 46,097,880 Class A Ordinary Shares and 6,296,630 Class B ordinary shares outstanding as of December 31, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to fifteen votes and is convertible into one Class A Ordinary Share.

The following information with respect to the ownership of the Class B Ordinary Shares by each of the reporting persons is provided as of December 31, 2020:

Reporting person	Amount beneficially owned:	Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Leslie Yu	6,296,630(2)	100.0%(3)	6,296,630(2)	0	6,296,630(2)	0
LESYU Investments Limited	6,296,630(2)	100.0%(3)	6,296,630(2)	0	6,296,630(2)	0

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 6,296,630 Class B Ordinary Shares outstanding as of December 31, 2020.
(2)	6,296,630 Class B Ordinary Shares held by LESYU Investments Limited. Mr. Leslie Yu is the beneficial owner and sole director of LESYU Investments Limited.
(3)

The 6,296,630 Class B Ordinary Shares held by the reporting persons represent 12.0% of the Issuer’s outstanding ordinary shares as a single class, being the sum of 46,097,880 Class A Ordinary Shares and 6,296,630 Class B ordinary shares outstanding as of December 31, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. Based on the same assumption, the 6,296,630 Class B Ordinary Shares and 1,458,192 Class A Ordinary Shares combined beneficially owned by Mr. Leslie Yu represent 14.8% of the Issuer’s outstanding ordinary shares as a single class. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to fifteen votes and is convertible into one Class A Ordinary Share.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

LESYU Investments Limited

By:	/s/ Leslie Yu
Name: Leslie Yu
Title: Director

Leslie Yu

By:	/s/ Leslie Yu

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement dated February 10, 2020, by and among the Reporting Persons